Exhibit 21.1

Significant Subsidiaries

The Corporation owns 100% of the voting securities of each subsidiary listed below.

Name	State of Jurisdiction of Organization
EMC (Benelux) B.V., S.a.r.l.	Luxembourg

EMC Global Holdings Company	Massachusetts

RSA Security Inc.	Delaware

VMware, Inc.	Delaware